SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated June 30, 2025.

City of Buenos Aires, June 30, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

City of Buenos Aires

PRESENT

Ref: Relevant Fact – Judicial Proceeding in New York.

The purpose hereof is to comply with the requirements set forth in Article 2, Chapter I, Title XII of the Rules of the CNV (T.O. 2013, as amended and supplemented), and the corresponding ByMA and A3 rules.

As previously disclosed, in our Relevant Fact (“Hecho Relevante”) of April 23, 2024 and our Financial Statements, Plaintiffs in the proceedings brought by Petersen Energía Inversora S.A.U., Petersen Energía S.A.U., Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Plaintiffs”) against the Argentine Republic (the “Republic”) and YPF S.A. (“YPF”), had filed a turnover motion against the Republic, in connection with the enforcement of the judgment entered by the District Court in New York on September 15, 2023, asking the District Court to require the Republic to turnover to Plaintiffs its Class D shares of YPF. On June 30, 2025, the District Court granted Plaintiffs’ turnover motion, ordering the Republic to (i) transfer its Class D shares of YPF to a global custody account at the Bank of New York Mellon (“BNYM”) in New York within 14 days of the date of the order; and (ii) instruct BNYM to initiate a transfer of the Republic’s ownership interests in its Class D shares of YPF to Plaintiffs or their designees within one business day of the date on which the shares are deposited into the account.

In addition, on the same date, in the proceedings brought by Bainbridge Fund Ltd. against the Republic, the District Court partially granted Bainbridge’s turnover motion, ordering the Republic to (i) transfer its Class A and Class D shares of YPF to a global custody account at BNYM in New York within 14 days from the date of the order; and (ii) instruct BNYM to initiate a transfer of the Republic´s ownership interest in its Class A and Class D shares of YPF to Bainbridge or its designees within one business day of the date on which the shares are deposited into the account.

YPF is not a party to either of the turnover proceedings referenced above.

The District Court’s decisions on the turnover motions may be appealed by the Republic in accordance with applicable procedural rules.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 30, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer